Exhibit (a)(5)(ii)

NEWS RELEASE for August 9, 2005 at 7:35 AM EDT
Contact:	Allen & Caron Inc.	or	Tarragon Corporation
	Joe Allen (investors)		William S. Friedman
	joe@allencaron.com		wfriedman@tarragoncorp.com
	(212) 691-8087		(212) 949-5000
Brian Kennedy (media)
brian@allencaron.com
(212) 691-8087
TARRAGON CORPORATION AMENDS AND EXTENDS OFFER
TO CONVERT CONVERTIBLE NOTES
Increases cash payment to $80 for each $1,000 principal amount of convertible notes
NEW YORK CITY (August 9, 2005) ... Tarragon Corporation (Nasdaq:TARR), an urban homebuilder specializing in the development and marketing of high-density residential communities, announced today it has amended and extended its offer to convert its outstanding 8% Senior Convertible Notes due 2009.
     Holders who tender their convertible notes for conversion on or prior to the expiration date for the offer will now be entitled to receive 81.6993 shares of Tarragon common stock and $80 in cash for each $1,000 principal amount of convertible notes they validly tender for conversion, plus accrued and unpaid interest up to, but excluding, the expiration date, payable in cash. Originally, the cash premium consisted of $50 in cash for each $1,000 principal amount of convertible notes, plus accrued and unpaid interest as described above.
     The offer to convert will now expire at 5:00 p.m., New York City time, on August 23, 2005, unless further extended or earlier terminated by Tarragon. Specific details of the offer to convert are set forth in the amended and restated offering circular dated August 9, 2005 and the accompanying letter of transmittal.
     If you have questions regarding the amended terms of the offer to convert, please contact Tarragon Corporation, Attn: Investor Relations, 1775 Broadway, 23rd Floor, New York, NY 10019, (212) 949-5000. If you have questions regarding the procedures for tendering into the offer to convert, require additional offer to convert materials or require assistance in tendering your convertible notes, please contact Tarragon’s conversion agent, US Bank National Association, Attn: Specialized Finance Dept., 60 Livingston Avenue, St. Paul, MN 55107, (800) 934-6802.
     This press release is not an offer or solicitation for the conversion of the convertible notes (CUSIP No. 876287 AC 7; CUSIP No. 876287 AE 3) into common stock, which can only be made on the terms and subject to the conditions described in the tender offer statement (including an offering circular, as supplemented, a related letter of transmittal and other offer documents), as amended, filed with the Securities and

Exhibit (a)(5)(ii) - Pg. 1

Exchange Commission. The tender offer statement, as amended, is being made available to all holders of the securities at no expense to them. The tender offer statement, as amended, is also available at no charge on the Securities and Exchange Commission’s Web site at www.sec.gov. The tender offer statement, as amended, contains important information that should be read carefully before any decision is made with respect to the offer to convert.
About Tarragon Corporation
     Tarragon Corporation is a leading homebuilder specializing in the development and marketing of residential communities in high-density, urban locations. The Company’s operations are concentrated in four core markets: Florida, the Northeast, Texas and Tennessee. To learn more about Tarragon Corporation, visit: www.tarragoncorp.com.
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Exhibit (a)(5)(ii) - Pg. 2